July 31, 2008

Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 Washington, D.C. 20549-0405

Re: Responses to the Securities and Exchange Commission
Staff Comments provided by telephone on July 31, 2008, regarding
Timberline Resources Corporation
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2008

Dear Ms. Parker:

This letter responds to the staff’s comments communicated to us orally by Donna Levy on July 31, 2008, regarding the above-referenced Amendment No. 5 to our Preliminary Proxy Statement on Schedule 14A.  For your convenience, the staff’s comments are summarized below.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Amendment No. 5 to Preliminary Proxy Statement

Staff Comment No. 1.

You asked us to clarify language regarding the requirement for the converted common stock to approve the reincorporation, which we understand will be satisfied by the addition of the statement that the holder of a majority of the converted common stock has indicated that it would approve the reincorporation.

July 31, 2008

Timberline’s Response:

As shown on the attached markup, we have added the language that the holder of a majority of the converted common stock has indicated that it would approve the reincorporation.

Staff Comment No. 2.

You requested that the Company clarify that if the reincorporation is not approved the converted common stock would retain their redemption rights.  You also requested a description of the redemption rights be included.

Timberline’s Response:

We have added disclosure on page 77 of the proxy statement and have attached a markup to this response letter showing the change.

We have made no other changes to the proxy statement.

Thank you for your review of the revised filing.  If you should have any questions regarding the proxy statement or our response letter, please do not hesitate to contact me at (208) 664-4859 or Kimberley Anderson at (206) 903-8803.

Sincerely,

cc: Dorsey & Whitney LLP